

December 15, 2010

Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re: Kayak Software Corporation**
> **Registration Statement on Form S-1**
> **Filed November 17, 2010**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note numerous blank spaces throughout the registration statement. In your next amendment, please include all omitted information, other than information that may be properly excluded in reliance upon Rule 430A. Please note that we may have additional comments upon review of this information.   In addition, before submitting the amendment containing the price range and all price-dependant information, please ensure that you inform us of the proposed offering price range.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

4.   Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- "According to a June 2010 study conducted by a market research company on our behalf, KAYAK is a leading brand …" (page 3);

- "The travel industry in the U.S., Europe and Asia Pacific accounted for $723 billion in global expenditures in 2009 …" (page 46);

- "Airline tickets are the most common travel product researched and purchased online, with global online sales …" (page 47);

- "Travel represents one of the largest advertising categories, with advertisers spending $29 billion globally …" (page 47);

- "A 2010 survey by Forrester Research Inc. showed increasing dissatisfaction among users with the online booking experience …" (page 48); and

- "Since that time, we commenced a broad reach marketing program, which resulted in our unaided awareness increasing …" (page 50).

Please note the above list is not meant to be complete.

5.   Throughout your registration statement you utilize industry jargon that will not be readily understood by potential investors who are unfamiliar with your industry or your company. For example, please provide a better explanation for "machine learning analysis algorithms," "co-location relationships," "A/B testing," "time sliders," and "plurality of votes." Avoid the use of specialized vocabulary and use terms that are sufficiently descriptive to be understood by an investor unfamiliar with your industry. Please concisely explain these terms where you first use them.

Table of Contents, page i

6.   Below the table of contents you state that the "information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock." Please remove this language as it could be considered to be a disclaimer of your responsibility to update the prospectus in certain instances during the period of its use. Please also remove the phrase "in its entirety" on page 107 under the heading "Where You Can Find Additional Information."

Market and Industry Data, page i

Trademarks, page ii

7.   Please move this information to another location in the prospectus. The Summary
        section and Risk Factor sections should immediately follow the table of contents.

Prospectus Summary, page 1

8.   You state that for the nine months ended September 30, 2010, you processed "more
        than 469 million user queries" for travel information. Please also disclose how you
        count user queries.

The Offering, page 5

9.   Please disclose whether all of the preferred classes of securities will be converted
        upon the offering completion, and whether the conversions will be in accordance with
        terms that are set out in agreements with the holders of the classes of preferred
        securities that existed prior to the filing of the registration statement. Additionally,
        please disclose whether you will be or may be purchasing any classes of securities, as
        opposed to processing automatic conversions, in connection with the offering.

Summary Consolidated Historical and Operating Data, page 6

10.   We note from your definition of non-GAAP measures that "EBITDA represents net
        income before other income (expense), net, income tax expense and depreciation and
        amortization." However, in your reconciliation, EBITDA represents net income
        before interest (income) expense, income taxes and depreciation and amortization.
        Please revise accordingly so that the definition of EBITDA is consistent with the
        reconciliation and with the definition in Item 10(e)(1)(ii)(A) of Regulation S-K.
        Please also revise your definition of Adjusted EBITDA so that it is consistent with the
        reconciliation.

Risk Factors, page 8

11.   As discussed on page 56 under the subheading "Legal Proceedings," please add a risk
        factor discussing the risks associated with your current contract dispute with Orbitz
        Worldwide, Inc. Alternatively, in your response letter, please explain the basis of any
        belief that the litigation does not pose a material risk.

12.   Please revise your risk factor subheadings so that each one conveys the specific risk
        to you. Currently, some of your subheadings merely state a general risk or a fact
        about your business. We note the following examples:

        •   We may be unable to maintain or establish relationships …, page 8;

        •   We primarily depend on a single third party to provide …, page 8;

        •   We may be unable to maintain and increase KAYAK …, page 10;

- We have limited international experience and may be …, page 11;

- We may not be able to expand our business model …, page 12;

- We are dependent on the leisure travel industry, page 12;

- Fluctuations in our financial results make quarterly …, page 15;

- Fluctuations in foreign currency exchange rates affect …, page 17; and

- We do not expect to pay any cash dividends for the …, page 21.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

13.   Please avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosures. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example:

- Competition from other travel companies could adversely …, page 10;

- Our failure to manage growth effectively could harm our …, page 12;

- We rely on the performance of highly skilled personnel …, page 13;

- The requirements of being a public company may strain …, page 15;

- Governmental regulation and associated legal uncertainties .., page 16; and

- Our internal controls over financial reporting may not be …, page 20.

We primarily depend on a single third party to provide our airfare query results, page 8

14.   Please update the disclosure regarding Google, Inc.'s announced acquisition of ITA to a more current date.

Competition from general search engine companies could adversely affect us, page 9

15.   In the title of this risk factor, please briefly explain how competition could adversely affect you.

Our business could be negatively affected by changes in general search …, page 11

16.   You disclose that you use Internet search engines, principally through the purchase of "travel-related keywords," to generate traffic to your websites. In both this risk factor

and an appropriate section of the prospectus, please describe concisely what travel-related keywords are and describe the concept of purchasing travel-related keywords in sufficient detail to provide the context that potential investors will need to assess the disclosure regarding risks. A more detailed explanation of these aspects of your business should be provided in the appropriate section of the body of the prospectus.

Claims by third parties that we infringe their intellectual property rights …, page 17

17.   As you do on page 56 under the subheading "Legal Proceedings," please briefly discuss the patent infringement claim in sufficient detail to inform investors of the potential adverse impact the proceeding might have on your business operations.

Future sales of our common stock, or the perception in the public markets …, page 19

18.   You disclose that sales of "substantial amounts" of your common stock in the public market after this offering could adversely affect the price of your common stock. Please disclose the specific amount and percentage of common stock that is subject to the lock-up agreements with your officers, directors and selling stockholders and could be sold after expiration of the lock-up agreements.

Use of Proceeds, page 24

19.   You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes," but then state that you have broad discretion in the way you use the net proceeds, which will afford you significant flexibility to pursue your business strategies. First, please revise to more specifically state the uses of proceeds of this offering. If you do not have any current specific plan for the proceeds, or a significant portion thereof, please state this and discuss the principal reasons for the offering. Second, Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative use of the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

20.   For each table in this section, please state that the amounts are in thousands of dollars.

21.   Please explain in greater detail what constitutes your "mobile applications" and the role they play in your business.

Overview, page 32

22.   You state that cofounders of Expedia, Travelocity and Orbitz started your company in 2004. If currently employed with you, please name these cofounders and state the specific roles they had in cofounding Expedia, Travelocity and Orbitz.

23.   You state that your websites and mobile applications enable people to easily research and compare "accurate and relevant" information from "hundreds of other travel websites." Please additionally disclose what "relevant" information means and whether most of search results come equally from hundreds of websites or are instead more concentrated in results from a few websites.

How We Generate Revenues, page 32

24.   Regarding advertising revenues, please disclose the major types of advertisers on your websites. Additionally, for your largest customers, please disclose if the revenue of such customers comes from distribution or from advertising revenues.

25.   Please briefly describe what the term "compare units" means.

26.   Please provide greater explanation for the terms CPC and CPM. Additionally, describe how these fit in with your business plan.

Revenues, page 34

27.   Please briefly explain the concept of "self-directed traffic."

Cost of revenues, page 35

28.   Please more thoroughly describe the costs associated with your "advertising syndication activities" entails.

Marketing, page 35

29.   You disclose that online marketing includes "search engines fees, contextual advertising placements and affiliate marketing." Please briefly explain each of these types of online marketing activities so that investors can better understand your marketing expense.

30.   We note that total marketing expense for the nine months ended September 30, 2010 increased 91.9% compared to the same period in 2009 largely as a result of a large increase in brand marketing which you state was primarily due to the launch of your brand marketing campaign. Please provide additional detailed disclosure regarding the launch of your brand marketing campaign and the associated costs.

31.   The first sentence of the second to last paragraph of this subsection is unclear. Please define the term "landing pages" and discuss how your redesigned landing pages decrease your online marketing cost.

Technology, page 36

32.   Please briefly describe the causes of the higher data center costs.

Personnel, page 37

33.   Some of the percentage figures in the percentage increase from 2008 to 2009 column of the second table appear to be incorrect. Please advise.

Acquisitions, page 39

34.   We note your disclosure regarding the share repurchase obligation related to the swoodoo acquisition. Please provide an estimate of the amount of money you will spend on such repurchase. Please also advise whether you consider the money you spend on the acquisition of your shares to be a use of proceeds of the offering.

Liquidity and Capital Resources, page 39

35.   Please tell us how you considered providing an analysis of the sources and uses of cash, including cash provided by/used in operations, investing activities and financing activities in accordance with the guidance of Section IV.B of SEC Release 33-8350. Please note that an analysis of cash flows is required even where reported amounts of cash provided and used by operations, investing activities or financing activities have been consistent if the underlying sources of those cash flows have materially varied.

Critical Accounting Policies and Estimates, page 40

Common Stock Valuations, page 41

36.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

37.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

38.   When you include the estimated IPO price in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the most recent fair value of your common stock and the midpoint of your estimated IPO price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

39.   For any stock options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the total fair value of these option grants and the expected impact these option grants will have on your financial statements. Additionally, continue to revise your registration

statement with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Recoverability of Intangible Assets, Including Goodwill, page 45

40.   We note that as a result of impairment tests in 2008 and 2009, you determined that no impairment charge to goodwill was required. To the extent any reporting unit is at risk of failing "step one" of ASC 350-20-35-4 because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;

- Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Analysis of the degree of uncertainty associated with your assumptions; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk please disclose that fact.

Business, page 46

Overview, page 46

41.   You disclose that your company was started "to take a different approach." Please revise to explain the meaning of this phrase.

Our Distribution and Advertising Platform, page 51

Distribution Revenues, page 51

42.   You disclose that travel suppliers and OTAs have the "flexibility" to pay you either when qualified leads click on a query result or when they purchase a travel product on the travel supplier or OTA website. Please explain the concept of the flexibility that travel suppliers and OTAs have to pay you in greater detail. For example, please disclose whether payment terms are determined in advance by contract with individual travel suppliers or OTA websites and how such contract terms are determined.

Strategic Relationships, page 54

Other Relationships, page 54

43.   Please briefly explain each of these categories of relationships.

Management, page 57

Compensation Committee Interlocks and Insider Participation, page 64

44.   Please remove the cross reference to the "Certain Relationships and Related Party
        Transactions" section of the prospectus. Instead, please present all the disclosure
        required by Item 407(e)(4) of Regulation under this subheading.

Director Compensation, page 65

45.   We note that you intend to provide certain nonemployee directors with equity
        compensation for service on your board of directors and committees in amounts
        consistent with that paid by comparable public companies. Please describe your
        current plans with respect to director compensation. Prior to seeking effectiveness of
        this registration statement, please update your disclosure to either provide the specific
        amounts of equity compensation to specific individuals or name the specific
        individuals who will receive equity compensation and disclose what amounts you
        believe are "consistent with that paid by comparable public companies."

Executive Compensation, page 67

46.   In your next amendment as well as in each subsequent amendment, please provide the
        disclosure called for by Item 402 of Regulation S-K. Please note that we expect to
        defer future review of any amendment that fails to provide materially complete
        disclosure that is responsive to Item 402 of Regulation S-K.   Please note that the
        summary compensation table should include information for 2009 with respect to the
        named executive officers for 2010, who would also have been named executive
        officers for 2009, because that information was required in your initial filing.

Compensation Discussion and Analysis, page 67

Compensation Philosophy and Objectives, page 67

47.   You disclose that you informally benchmark the competitive market for
        corresponding positions within the online travel and general technology industries
        when considering appropriate compensation for your executive officers but that your
        compensation committee and board of directors historically have applied discretion to
        make compensation decisions and set the compensation for each named executive
        officer on an individual basis. Please disclose the names of the companies that you
        benchmark against as well as the components of compensation you used in the
        comparison. Additionally, please disclose the nature and extent of the discretion
        exercised by the compensation committee and board of directors and whether or how
        it exercised that discretion. Please see Item 402(b)(2)(xiv) of Regulation S-K and

Staff Observations in the Review of Executive Compensation Disclosure available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Certain Relationships and Related Party Transactions, page 83

Related Party Transactions, page 83

Sale of Travelpost.com, page 83

48.   Please describe the "certain assets" related to the website www.travelpost.com that were sold to The New Travelco, Inc. Please also disclose how the sales price was determined.

Procedures for Approval of Related Party Transactions, page 86

49.   In the first paragraph under this subheading, you state that you do not currently have a written policy or procedure for the review and approval of related party transactions. The fourth paragraph, however, indicates otherwise. Please advise. If you intend to adopt a written policy for the review and approval of related party transactions prior to completion of the offering, please update this section with the specifics of such policy once adopted.

Principal and Selling Stockholders, page 87

50.   Please refer to footnotes (1), (2) and (4) to the table. Please revise to identify the natural person or persons who exercise voting or investment control over the securities held by the selling security holders. See Question 140.02 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

51.   Please briefly disclose the material terms of the transactions in the past three years in which the selling stockholders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the material terms thereof including the price paid.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

52.   We note your line item titled, Personnel, appears to include all of the company's personnel costs including wages, employee benefits and stock-based compensation charges, based on your description of this line item in your MD&A discussion. We also note your line item titled, Technology, includes the operation of your data centers and certain depreciation and amortization expense. Please tell us how you considered allocating these expenses to the respective line items in your Consolidated Statements of Operations and why you believe your current presentation complies with Rule 5-03 of Regulation S-X.

53.   We note that you do not present a line-item for net income (loss) available to common shareholders. Notwithstanding the disclosure in note 15 to the consolidated

financial statements, please tell us how you considered the guidance in SAB Topic 6.B which indicates that net income (loss) available to common shareholders should be reported on the face of the income statement when it is materially different than reported net income or loss.

54.   Since your offering assumes the conversion of all outstanding shares of your preferred stock into common stock, please tell us how you considered presenting pro forma earnings per share reflecting this conversion for the latest year and interim period presented in your registration statement. Please note that in such a presentation, to the extent conversion results in pro forma net income available to common shareholders, pro forma diluted earnings per share should not only give effect to potential common stock but also to any restricted stock containing nonforfeitable rights to dividends.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

55.   We note that for certain distribution arrangements, revenue is not earned until the user consumes the travel. Please tell us and revise to disclose how frequently your customers report user consumption to you and whether you receive notification concurrent with the period of consumption or in a subsequent period.

Marketing, page F-8

56.   Please tell us more about your affiliate referral fees and how you assessed whether such fees represent a cost of revenues.

Note 3. Acquisitions, page F-11

57.   Please tell us how you considered disclosing the weighted-average amortization period in total for intangible assets acquired during the period pursuant to ASC 350-30-50-1.

Note 12. Redeemable Convertible Preferred Stock, page F-18

58.   We note that the carrying amounts of your redeemable preferred stock on your balance sheets do not reflect the accumulation of dividends or the accretion of the redemption amount. Please tell us how you are accounting for your redeemable preferred stock including your consideration for the guidance in ASC 480-10-S99-2 and paragraph 15 of ASC 480-10-S99-3A. Additionally, please revise your footnote to include the required disclosures under paragraph 24 of ASC 480-10-S99-3A.

Note 15. Earnings per Share, page F-25

59.   Please clarify whether the holders of unvested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, please clarify whether you consider these awards to be participating securities that should be included in your

computation of earnings per share under the two-class method to the extent including such shares would not be antidilutive. Please refer to ASC 260-10-45-61(A).

Note 18. Related Party Transactions, page F-26

60.   Please tell us how you accounted for the sale of TravelPost assets. Also, with regard to the shares of The New Travelco, Inc. you acquired as consideration in the transaction, please tell us:

- the percentage of The New Travelco, Inc. you acquired and the percentage you currently own;

- how you are accounting for the investment;

- where the investment is classified in your consolidated balance sheet; and

- how you considered providing fair value disclosures related to this investment.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-4

61.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

62.   We note that certain of the exhibits filed are subject to a confidential treatment request. Please be advised that all comments relating to this request will need to be resolved prior to effectiveness of the registration statement and the post-effective amendment. Comments on the confidential treatment request, if any, will be provided promptly under separate cover.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Michael A. Conza